April 21, 2020

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Wellness Matrix Group, Inc.
Withdrawal of Registration Statement on Form 10 - 12G
File No.: 000-55981

Ladies and Gentlemen:

Wellness Matrix Group, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form 10 - 12G, together with all exhibits thereto (collectively, the “Registration Statement”). The initial Registration Statement was filed with the Commission on February 24, 2020 and Amendment No. 1 and Amendment No. 2 were filed on April 10, 2020.

The Registrant submits this request for withdrawal in order to not go effective with outstanding comments.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at 17011 Beach Boulevard, 9th Floor, Huntington Beach, California 92647, with a copy to Registrant’s counsel, David L. Ficksman, Esq. via email at dficksman@troygould.com. If you have any questions with respect to this matter, please contact Mr. Ficksman at (310) 789-1290.

Wellness Matrix Group, Inc.

By: /s/ Barry Migliorini

Barry Migliorini, Chief Executive Officer